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                                                                      EXHIBIT 40

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                  INTEROIL ANNOUNCES INTENT TO COMMENCE TESTING
                          ON THE MOOSE EXPLORATION WELL

AUGUST 7, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea announced today that the limestone structure drilled in the Moose-1 ST well indicates further potential for a commercial resource. InterOil's opinion is based on recent company analysis of well site data and data supplied by on-site mud-logging contractor Baker Hughes Inteq and the Commonwealth Scientific & Industrial Research Organization (CSIRO - Australia). These data, comprising mainly of core sections and oil shows, were collected from the limestone intervals 664-756m (Miocene) and 758-810m (Eocene) in the Moose-1ST well.

InterOil has initiated cash calls from its indirect participation partners, PNG Energy Investors LLC and PNG Drilling Ventures Ltd, for the work program to test and complete the limestone section of the Moose-1 ST. The subsequent work program will include logging and flow testing of the limestone section. InterOil anticipates starting the subsequent work program within the next 3 weeks. InterOil has cased off the limestone section in anticipation of the subsequent work program and continues drilling ahead to its primary targets, the Pale and Subu sandstones. These targets are expected to be reached prior to 1,700 meters (5,578 feet).

InterOil's analysis is based on preliminary data only and additional testing, production and development drilling will be required to determine the structure's resource potential.

"The initiation of the testing program on the first of a 16 well exploration program in PNG is an exciting step, which will allow us to better quantify the potential of the Moose structure and of other structures in our multi-well exploration program," said Andy Carroll, InterOil's General Manager of Exploration and Production.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

CAUTIONARY STATEMENT

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This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian Securities regulators for additional risks and information about the Company's business.